September 1, 2005


     Mail Stop 4561
Aditya Puri
Managing Director
HDFC Bank Limited
HDFC Bank House
Senapati Bapat Marg, Lower Parel
Mumbai, 40013, India

      Re:	HDFC Bank Limited
		Form 20-F for the period ended March 31, 2004
		File No. 1-15216

Dear Mr. Puri:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audited Financial Statements
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Allowance for Loan Losses

1. Your table on page 52 indicates that the specific valuation allowance as a percentage of gross non-performing loans increased from 71% at March 31, 2003 to 91% at March 31, 2004. Please tell us the reasons for the increase.







2. Your tables on pages 52 and 58 indicate that of your total allowance for loan losses of Rs. 3,494 million at March 31, 2004, you determined that Rs. 2,722 was your best estimate of the amount of losses incurred on impaired loans and that Rs. 772 million was your best estimate of the amounts of probable losses inherent in the remainder of your loan portfolio. Please provide us with the following information:
* Explain how you determined each element of the allowance for non-impaired loans;
* Clarify how your accounting policy is consistent with the guidance in SFAS 114 as amended by SFAS 118 for loans individually evaluated for impairment; and

* Explain how you determined that an allowance of less than one percent of the remainder of your gross loan portfolio was appropriate for loans that were not impaired. Specifically explain how you considered historical loss rates for each category of loans.

3. You state that you established an unallocated allowance for non-homogenous standard commercial loans based on overall portfolio quality, asset growth, economic condition and other risk factors effective April 1, 2003. Please provide us with the following information:

* Explain how your loan loss methodology captured these risks prior to April 1, 2003; and

* Your comprehensive analysis that shows how you determined the unallocated allowance for non-homogenous standard commercial loans as of March 31, 2004.

4. We note that the allowance no longer required on account of write-offs increased approximately Rs. 200 million during 2004. Please provide us with the following information:

* The reasons for the increase in the allowance no longer required on account of write-offs during 2004 and how that increase was considered in your determination of the net expense charged to the allowance for credit losses;

* Your accounting policy for the allowance no longer required on account of write-offs; and



* Quantify the allowance no longer required on account of write-offs for each type of loan as of March 31, 2003 and 2004.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Sharon Johnson, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3490 if you have questions.

      Sincerely,



      Donald Walker
								Senior Assistant Chief
Accountant


cc:	Via U.S Mail and Facsimile 212-765-1049
	Timothy G. Massad, Esq.
	Cravath, Swaine & Moore LLP
	Worldwide Plaza
	825 Eighth Avenue
	New York, NY 10019


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Aditya Puri
HDFC Bank Limited
September 1, 2005
Page 1